December 19, 2024

Robert Duggan
Chairman and Co-Chief Executive Officer
Summit Therapeutics, Inc.
601 Brickell Key Drive, Suite 1000
Miami, FL 33131

       Re: Summit Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-36866
Dear Robert Duggan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K Filed February 20, 2024
Exhibit 99.1, page 1

1.
       Certain of your non-GAAP measures include an adjustment for payments made to acquire in-process research and development (IPR&D) from Akeso, beginning in
       2023. We note the company   s focus on the discovery, development, and
       commercialization of medicinal therapies. In this regard, it appears that costs for
       licenses that will be utilized to further the company   s focus and
mission would be
       normal in the course of the company   s operations. Please tell us how
you determined
       that the adjustments to exclude IPR&D are consistent with Question
100.01 of the
       C&DI on Non-GAAP Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 19, 2024
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences